

April 4, 2013

Via E-Mail
Kurt Decat
Chief Financial Officer
Taminco Acquisition Corporation
Two Windsor Plaza, Suite 411
Allentown, PA 18195

> **Re: Taminco Acquisition Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 3, 2013**
> **File No. 333-185244**

Dear Mr. Decat:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1.   Please remove the words "joint book-running managers" and "co-managers" on the prospectus cover page. We will not object to the inclusion of these terms on the outside back cover page.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Critical Accounting Policies, page 64

Share-Based Compensation, page 65

2.   We note your response to prior comment eight, from our letter dated April 1, 2013, and the revision to your registration statement; however, it appears that your table on page 66 does not reflect the reduction in the strike price by $45.01 per share as indicated in your narrative. Please advise or revise your table as appropriate.

3.   With respect to the stock options issued during the third and fourth quarters of 2012, please expand your disclosure to specifically discuss the significant factors and assumptions used in your market comparables approach in estimating the underlying fair value of your common stock.

Kurt Decat
Taminco Acquisition Corporation
April 4, 2013
Page 2

4.   Please revise your disclosure to include a discussion of each significant factor and/or change in assumption which contributed to the difference between the estimated fair value of your common stock as of the fourth quarter option grant and your estimated IPO price.

Exclusive Forum Selection, page 135

5.   We note your disclosure entitled Exclusive Forum Selection on page 135. We further note that several lawsuits have challenged the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also tell us whether the exclusive forum provision would prevent shareholders from seeking remedies under the federal securities laws.

Exhibit 5.1

6.   Please have counsel revise the legal opinion to remove the assumption relating to the authority of such persons signing on behalf of the parties to the documents reviewed by counsel. Such an assumption is not appropriate with respect to persons signing on behalf of the company.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ John Cash, for

                                        Jay Ingram
                                        Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via E-mail*)
        Kirkland & Ellis LLP